Exhibit 99.1

AnPac Bio Regains Compliance with Market-Value-Of-Publicly Held Shares Requirement upon Transfer to The Nasdaq Capital Market

Philadelphia, PA, May 11, 2022 – AnPac Bio-Medical Science Co., Ltd. (“AnPac Bio,” the “Company” or “we”) (ANPC), a biotechnology company with operations in the United States and China focused on early cancer screening and detection, announced that The Nasdaq Stock Market LLC (“Nasdaq) has notified the Company on May 9, 2022, that ANPC’s American Depositary Shares are now in compliance with the maintenance of the minimum market value of publicly held shares (“MVPHS”) of $1,000,000 as a result of the transfer of the Company’s securities from The Nasdaq Global Market to The Nasdaq Capital Market. The Nasdaq Capital Market has lower listing requirements than those of The Nasdaq Global Market, while both are a part of The Nasdaq Stock Market.

On January 19, 2022, the Nasdaq notified the Company that its American Depositary Shares had failed to maintain MVPHS of $15,000,000, set forth in Listing Rule 5450(b)(2)(C) as the Company was listed on The Nasdaq Global Market. Following the transfer of the Company’s securities to The Nasdaq Capital Market on May 6, 2022, Nasdaq has determined that the Company’s MVPHS has been $1,000,000 or greater. Accordingly, the Company complies with Listing Rule 5550(a)(5), and this matter is now closed with the Nasdaq.

The resolution of the MVPHS requirement does not address the Company’s separate requirement to maintain a minimum bid price of $1 per share. The Company is currently in a grace period for the $1 bid price requirement that runs through September 5, 2022. Companies listed on The Nasdaq Capital Market may be eligible for a second 180-day grace period for bid price if they meet certain standards, including a demonstration that stockholders’ equity is at least $5 million.

About AnPac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 150 issued patents as of September 30, 2021. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. According to a report by Frost & Sullivan, AnPac Bio ranked first globally in multi-cancer screening and detection test sample volume (accumulative to January 2021).  AnPac Bio’s CDA technology platform has been shown in retrospective validation studies to be able to detect the risk of over 20 different cancer types with high sensitivity and specificity.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Company:

Phil Case, Marketing and Investor Relations

Phone: +1-267-810-6776 (US)

Email: phil_case@AnPacbio.com

Investor Relations:

Ascent Investor Relations LLC
Tina Xiao, President
Phone: +1-917-609-0333 (US)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.